EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 26, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Item		Page Number
1.	Communication of Major Event, dated April 25, 2002, regarding Banesto	3

Santander Central Hispano

MAJOR EVENT

The Executive Committee of Banco Santander Central Hispano has resolved to propose to the Board of Directors of Banesto that it makes the necessary resolutions to call a General Meeting of Shareholders in order to revoke the resolutions adopted by the General Meeting held on December 27th 2001 under item one and consistent items of its agenda concerning the de-listing of the shares of Banesto, and therefore desist from the application for the authorisation of a take-over bid for de-listing filed with the National Securities Market Commission (CNMV), maintaining the share capital of Banesto admitted for listing on the Spanish stock exchanges. This change of strategy is shared by the new management team at Banesto, which considers that the stock exchange listing of the latter's shares represents an added value for its franchise. In this respect the Executive Committee of Santander Central Hispano has likewise resolved as follows:

1. For 30 calendar days following the date of the favourable resolution (if applicable) by the National Securities Market Commission (CNMV) concerning the withdrawal of the application for authorisation for the de-listing of the shares of Banesto and the respective take-over bid for de-listing, Banco Santander Central Hispano will maintain a permanent buy order for the shares of Banesto at a price of 15 euros per share.

2. In order to strengthen the liquidity of the Banesto shares, Banco Santander Central Hispano will extend the free float of such shares, for which it plans to arrange a public share offering for a sufficient number of Banesto shares to enable the free float to reach 10% of its capital. The formalities of the public share offering will commence prior to the end of this year. However, should market conditions make it inadvisable or prevent the carrying-out or completion of the public share offering during the first quarter of 2003, Banco Santander Central Hispano and Banesto will consider other alternatives, including a new application for the de-listing of the Banesto share.

3. Banco Santander Central Hispano will contract the services of an institution outside its Group to act, giving a buying and selling counterparty to the Banesto share during the period from the date of finalisation of the permanent buy order referred to in point 1 above and the date of carrying-out the public share offering referred to in point 2 above, thus guaranteeing the liquidity of the share. Details of the liquidity contract, once signed, will be made public through the appropriate registration of a material fact.

In conclusion, Santander Central Hispano hereby advises that no project exists at this time which could affect the internal restructuring of its Group, or any agreement with third parties linked to the new stock market strategy of Banesto, which is made public via this notification of a Material Fact.

Madrid, 25th April 2002

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: April 26, 2002

By: ______________________

Name: José Luis del Valle

Title: Executive Vice President